Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press release dated September 30, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer
Date: September 30, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES PRELIMINARY THIRD

QUARTER 2009 REVENUE

SHANGHAI, PRC — September 30, 2009 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), a leading Chinese online game developer and operator, today announced that after a preliminary review of its third quarter 2009 performance, it expects third quarter 2009 revenue to be between RMB272.0 million and RMB291.0 million.

The voluntary cancellation during the third quarter 2009 of certain in-game monetization features such as our ‘Treasure Box’ items, in compliance with recent virtual currency regulations issued by the Ministry of Culture of the People’s Republic of China, has had some financial impact on Giant’s results. Despite current challenges, the Company believes its overall business and financial position remains fundamentally sound as there are four games scheduled for launch in the fourth quarter 2009, including King of Kings III, ZT Online Green Edition, XT Online, and The Golden Land.

As the Company is still finalizing the third quarter closing process, complete financial results are not yet available, but will be provided in the Company’s third quarter results announcement preliminarily scheduled for release in the middle of November. Further details will be forthcoming.

Conference Call

Giant’s senior management will host a conference call on Thursday, October 1, 2009 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm (Beijing Time) to discuss its preliminary third quarter 2009 financial results and recent business activity. The conference call may be accessed by calling +1 (866) 713 8566 (for callers in the US), +86 10 800 130 0399 (for callers in Southern China), +86 10 800 152 1490 (for callers in Northern China) or +1 (617) 597 5325 (for callers outside of the US and China) and entering pass code 99113362.

A recording of the conference call will be available through October 8, 2009, by calling +1 (888) 286 8010 (for callers in the US) or +1 (617) 801-6888 (for callers outside the US) and entering pass code 51129521.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

About Giant

Giant is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including ZT Online and Giant Online. Giant has eight additional online games that it intends to launch, including ZT Online Green Edition, King of Kings III, ZT Online II, Dragon Soul, The Golden Land, My Sweetie, XT Online, and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of June 30, 2009 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our estimated total net revenues for the third quarter of 2009 and our expectations for long-term growth following the third quarter of 2009. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in, failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels due to changes in our game features or otherwise, our ability to develop, purchase or license additional online games that are attractive to our players in accordance with our scheduled release dates or at all, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008. Our actual results of operations for the third quarter 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Michael Henson, Director Taylor Rafferty +1 (212)889-4350

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